April 21, 2008

United States Securities and Exchange Commission
Washington, D.C.
20549

Re:	Scrap China Corporation
Form 10-KSB for the Fiscal Year Ended June 30, 2007
Filed August 29, 2007
File No. 0-51503

Att:	Andrew Blume
Staff Accountant

In regards to the letter dated April 3, 2008 about Scrap China Corporation’s 10-KSB filing of June 30, 2007 please be advised that this document has been revised to correct the date and include the conformed signature on the report from the independent registered public accounting firm, Hansen, Barnett & Maxwell, P.C.

This amended document 10-KSB/A was re-submitted on April 18, 2008.

Scrap China acknowledges that, in future filings, if it includes a partial definition of disclosure controls and procedures in the conclusion of the section entitled "Controls and Procedures", it will also state that its officers concluded that its disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports it files under the Exchange Act is accumulated and communicated to its management, including its principal executive and principal financial officer, to allow timely decisions regarding required disclosure under Exchange Act Rule 13a-15(e).

Scrap China Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

Scrap China Corporations acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing.

Scrap China Corporation acknowledges that the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Scrap China Corporation

/s/ Paul Roszel
Paul Roszel, President /Chairman of the Board of Directors

Scrap China Corporation
175 East 400 South • Salt Lake City • Utah • 84111
Tel:  (801) 531-0404 • Fax:  (801) 531-0707